Exhibit 12.1

S&P Global Inc.

Computation of Ratio of Earnings to Fixed Charges

(in millions)

	Three Months Ended March 31,	Years ended December 31,
	2016	2015	2014	2013	2012	2011
Earnings:
Income from continuing operations before taxes on income	$472	$1,815	$54	$1,299	$1,089	$975
Fixed charges	56	162	118	124	128	131

Total earnings	$528	$1,977	$172	$1,423	$1,217	$1,106

Fixed charges:
Interest expense	$40	$101	$58	$62	$81	$86
Portion of rental payments deemed to be interest	15	59	59	61	46	44
Amortization of debt issuance costs and discount	1	2	1	1	1	1

Total fixed charges	$56	$162	$118	$124	$128	$131

Ratio of earnings to fixed charges:	9.4x	12.2x	1.5x	11.5x	9.5x	8.4x